7171 Southwest Parkway Austin, Texas 78735 Tel: (512) 602-1000 www.amd.com

March 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Thomas Jones, Erin Purnell

Re:	Advanced Micro Devices, Inc.
Registration Statement on Form S-4
File No. 333-251119
Request for Effectiveness

Dear Mr. Jones and Ms. Purnell:

Reference is made to the Registration Statement on Form S-4 (File No. 333-251119) filed by Advanced Micro Devices, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2020, as amended on January 14, 2021, February 5, 2021 and February 25, 2021 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on March 5, 2021, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

If you have any questions concerning this letter or if you require any additional information, please contact Tad J. Freese of Latham & Watkins LLP at +1.650.463.3060. We also respectfully request that you notify Mr. Freese by telephone when this request for acceleration has been granted.

Very truly yours, Advanced Micro Devices, Inc.

By:	/s/ Harry Wolin
Harry Wolin
Senior Vice President, General Counsel and Corporate Secretary

cc:	Tad J. Freese, Latham & Watkins LLP

Jonathan P. Solomon, Latham & Watkins LLP

Catia Hagopian, Xilinx, Inc.

Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP

Sonia K. Nijjar, Skadden, Arps, Slate, Meagher & Flom LLP